December 5, 2024

T. Clay Stinnett
EVP and CFO
Stock Yards Bancorp, Inc.
1040 East Main Street
Louisville, Kentucky 40206

        Re: Stock Yards Bancorp, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 001-13661
Dear T. Clay Stinnett:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Deposits, page 67

1. Please revise future filings to disclose the total amount of uninsured deposits in accordance with Item 1406(e) of Regulation S-K.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarmad Makhdoom at 202-551-5776 or Robert Klein at 202-551-3847
with any questions.
 December 5, 2024
Page 2



                   Sincerely,

                   Division of Corporation Finance
                   Office of Finance